UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

5Q, No. 5 Golf Avenue
Guangpei Community, Guanlan Street
Longhua District, Shenzhen, China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On March 24, 2025, Baiya International Group Inc. (the “Company”) closed the initial public offering (the “IPO”) of its 2,500,000 ordinary shares, par value US$0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275232), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 6, 2025. The Shares were priced at $4.00 per ordinary share, and the IPO was conducted on a firm commitment basis. The Company’s ordinary shares commenced trading on NASDAQ Capital Market under the ticker symbol “BIYA” on March 21, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated March 20, 2025 (the “Underwriting Agreement”), with Cathay Securities Inc., the representative of underwriters (the “Representative”).

The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $8 million, which does not include the $500,000 of the offering proceeds to be used to fund an escrow account to indemnity the underwriters.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Representative, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director, executive officer, and owner of at least 5% of the Company’s outstanding ordinary shares (or securities convertible or exercisable into ordinary shares) of the Company have agreed, subject to customary exceptions, not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of the Underwriters, for a period of 180 days after the effective date of the Registration Statement.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is furnished as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference. A form of the lock-up agreement is furnished as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On March 21, 2025, the Company issued a press release announcing the pricing of the IPO. On March 24, 2025, the Company issued a press release announcing the closing of the IPO. Copies of these press releases are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baiya International Group Inc.

Date: March 24, 2025	By:	/s/ Siyu Yang
	Name:	Siyu Yang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated March 20, 2025 by and between the Company and the Representative
10.1	Form of Lock-up Agreement
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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